                                                                    EXHIBIT 99.1

EIMO CORPORATION STOCK EXCHANGE RELEASE MAY 3, 2002 AT 8.30 am 1(8)

Interim Report January - March 2002
Figures are not audited

o  Net sales EUR 66.7 million
o  Sales growth 147%, which includes internal growth of 21%
o  Operating profit EUR 4.2 million
o  EPS, diluted EUR 0.05
o  Triple S Integration substantially completed

In January-March 2002 Eimo recorded net sales of EUR 66.7 million (EUR 27.0 million in the corresponding period in the previous year), which represents growth of 147%. The operating profit was EUR 4.2 (1.3) million and profit before extraordinary items was EUR 3.8 (1.0) million. The non-diluted and diluted earnings per share were both EUR 0.05 (0.01). As a percentage of total sales for the period in terms of the geographic location of customers, 51% of sales went to Europe, 47% to the Americas and 2% to Asia. Customers in the telecommunications and other electronics industries represented 82% (92% in Q1/2001, 87% in Q4/2001) of net sales during the period.

Compared to the same period in 2001, Eimo's net sales in the first quarter of 2002 grew significantly. Such growth was primarily due to the inclusion of sales from Eimo's Triple S Plastics subsidiary (which was acquired 16 August 2001) but also reflects increased sales to Eimo's customer base. Organic sales growth, that is growth in sales of Eimo excluding sales by its Triple S subsidiary, was 21%. Eimo achieved quarter-on-quarter sales growth to many customers both in the telecommunications and in other industries. Many of the customers with the largest increases in purchases were among the 17 customers to whom Eimo's sales (on a pro forma basis with sales by Triple S) exceeded one million euros in 2001.

Eimo also increased its market share in several of the industry markets, which it serves. Three major customers, two in the telecommunication industry and one in the automotive industry, significantly increased their purchases from Eimo from their level in the fourth quarter of 2001. Overall, non-telecom sales grew 22% from their level in the fourth quarter of 2001.

Eimo continued to solidify its market position in its core telecommunications market. Based on sales, the Company believes that it currently is the second largest supplier in the world of precision plastic products for mobile phones, with a market share of approximately 12%.

During January-March 2002, Eimo had a large number of programs in various stages of ramp up and early production. Costs related to some of these new programs, both in Europe and in the Americas, were excessive.

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                                                                           2 (8)

While sales were in line with Company estimates, the operating profit, excluding negative goodwill amortization of EUR 1.7 million, of EUR 2.5 million or 3.7% of sales was not satisfactory to management. Management has intensified continuous improvement of program management and the execution of cost efficiency initiatives at various production locations.

Gross investments during January to March totaled EUR 5.7 (5.8) million, of which EUR 1.1 million was the stock financed acquisition of the 30% share of Eimo (HK) Ltd that Eimo did not already own. The largest cash investments were made in the Americas to introduce new production technology and to increase capacity. Positive cash flow after investments was EUR 4.1 million.

The Company's financial position remained stable. The equity ratio was 51.7% (51.4%) and the current ratio 1.39 (1.85). Consolidated interest bearing net debt was EUR 37.3 million, and balance sheet total assets were EUR 169.2 (110.0) million at March 31, 2002.

Eimo employed on average 1,830 (955) people during the first quarter of 2002. On March 31, 2002, the Company had 1795 employees.

Integration completed

The integration of the operations of Triple S Plastics with Eimo's other operations has proceeded faster than anticipated. Eimo believes that around the globe the Company now has a common mission, shared vision and values and commonly agreed goals. Most of the first phase technology transfer has now been completed. While much work remains to be carried out, it now takes place under the umbrella of a single, unitary global organization.

Shares and shareholders

The daily closing price of Eimo's shares on the Helsinki Stock Exchange fluctuated in January-March between EUR 1.95 and EUR 2.37. The closing price on such exchange on March 27, 2002 was EUR 2.17.

The annual general meeting of shareholders held on April 15, 2002 approved a change to the articles of association, whereby Eimo now has only one class of shares, Eimo common shares. All shares have identical rights in all respects. As of March 31, 2002 there were 65,228,000 shares outstanding. Eimo estimates it currently has over 11,000 shareholders in Finland and more than 1,000 in the United States.

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                                                                           3 (8)

Corporate name

The annual general meeting of shareholders also approved a change in the corporate name in English. The group parent company's corporate name is Eimo Oyj in Finnish and Eimo Corporation in English.

Business prospects

Growth expectations in the global mobile phone market have recently been reduced to 400+ million units for 2002. This smaller overall market affects Eimo. However, due to growth in sales to a number of old and new customers, both in the telecommunications and in other industries, Eimo has revised its full year net sales estimate only slightly downward to EUR 260-280 million, and still anticipates that its earnings per share for 2002 will increase significantly over the EUR 0.11 EPS realized in 2001. These estimates assume no additional decline in the size of Eimo's main market.

Second quarter net sales and operating profit before goodwill amortization are expected to be slightly below those of the first quarter. Due to planned expenditures in equipment, second quarter cash flow after capital expenditures is expected to be negative.

The interim report for January - June 2002 will be published on August 7, 2002.

Lahti, May 3, 2002

Eimo Corporation
Board of Directors

Further information:

Elmar Paananen, Vice Chairman, IR                               +358-500-503 865
Heikki Marttinen, President and CEO                             +358-3-85050

Eimo is a leading global manufacturer of precision plastic components, whose main customers are companies in the mobile communications industry. With operations on four continents, the Company's worldwide operations include eleven injection molding plants located close to the production units of the Company's key customers. In 2001 Eimo's net sales totaled EUR 166 million.

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                                                                           4 (8)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

ENCLOSURES:

Consolidated income statement
Consolidated cash flow statement
Consolidated balance sheet
Financial ratios

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
  -----------------------------------------------------------------------------------------------
  CONSOLIDATED INCOME STATEMENT                    1-3/2002      1-3/2001               1-12/2001
  -----------------------------------------------------------------------------------------------
                                                1 000 EUR     1 000 EUR    Change %   1 000 EUR
  -----------------------------------------------------------------------------------------------
  NET SALES                                        66 736        26 954       147.6       165 837
  -----------------------------------------------------------------------------------------------
  Other operating income                              402           216        86.1           963
  -----------------------------------------------------------------------------------------------
  Operating expenses                               60 721        23 872       154.4       147 312
  -----------------------------------------------------------------------------------------------
  Depreciation and write-downs                      2 231         2 021        10.4         9 872

  -----------------------------------------------------------------------------------------------
  OPERATING PROFIT                                  4 186         1 277       227.8         9 616
  -----------------------------------------------------------------------------------------------
  % of net sales                                      6.3           4.7                       5.8
  -----------------------------------------------------------------------------------------------
  Financial income and expenses                     - 369         - 286        29.0       - 1 808

  -----------------------------------------------------------------------------------------------
  PROFIT BEFORE EXTRAORDINARY ITEMS                 3 817           991       285.2         7 808
  -----------------------------------------------------------------------------------------------
  % of net sales                                      5.7           3.7                       4.7
  -----------------------------------------------------------------------------------------------
  Extraordinary items                                   -       - 1 361                   - 1 237

  -----------------------------------------------------------------------------------------------
  PROFIT BEFORE TAXES                               3 817         - 370                     6 571
  -----------------------------------------------------------------------------------------------
  % of net sales                                      5.7         - 1.4                       4.0
  -----------------------------------------------------------------------------------------------
  Income tax on ordinary activities                 - 796         - 437                   - 2 480
  -----------------------------------------------------------------------------------------------
  Income tax on extraordinary items                     -           395                       359
  -----------------------------------------------------------------------------------------------
  Minority interest                                     -            60                       744

  -----------------------------------------------------------------------------------------------
  CONSOLIDATED PROFIT FOR THE REVIEW PERIOD         3 021         - 352                     5 194
  -----------------------------------------------------------------------------------------------


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                                                                          6 (8)

------------------------------------------------------------------------------------------------------------------
CASH FLOW STATEMENT                                              1-3/2002         1-3/2001               1-12/2000
------------------------------------------------------------------------------------------------------------------
                                                                1 000 EUR        1 000 EUR               1 000 EUR
------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
------------------------------------------------------------------------------------------------------------------
Operating profit                                                    4 186            1 277                   9 616
------------------------------------------------------------------------------------------------------------------
Adjustments                                                         2 350            2 062                   9 837
------------------------------------------------------------------------------------------------------------------
Change in net working capital                                       2 885          - 4 759                 - 1 607

------------------------------------------------------------------------------------------------------------------
Cash flow generated by operations                                   9 421          - 1 420                  17 846

------------------------------------------------------------------------------------------------------------------
Interest received                                                      53               42                     151
------------------------------------------------------------------------------------------------------------------
Interest and other financial expenses                               - 422            - 379                 - 1 966
------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                   - 414          - 1 246                 - 2 189
------------------------------------------------------------------------------------------------------------------
Extraordinary income and expenses                                       -          - 1 061                 - 1 237
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           8 638          - 4 064                  12 605

------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities

------------------------------------------------------------------------------------------------------------------
Acquisition of group companies                                        - 7          - 1 256                   - 661
------------------------------------------------------------------------------------------------------------------
Other investments                                                       -                -                    - 33
------------------------------------------------------------------------------------------------------------------
Capital expenditures                                              - 4 544          - 2 735                - 17 211
------------------------------------------------------------------------------------------------------------------
Proceeds from sales of fixed assets                                     -                -                   1 281

------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             - 4 551          - 3 991                - 16 624

------------------------------------------------------------------------------------------------------------------
Operating cash flow ./. investments                                 4 087          - 8 055                 - 4 019

------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities

------------------------------------------------------------------------------------------------------------------
Proceed from (payments of) long-term liabilities, net             - 3 025           10 411                   5 294
------------------------------------------------------------------------------------------------------------------
Proceed from (payments of) short-term borrowings, net             - 1 206              416                   6 256
------------------------------------------------------------------------------------------------------------------
Dividends paid                                                          -                -                 - 3 649
------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of share capital                                 -                -                     304
------------------------------------------------------------------------------------------------------------------

Net cash used in (provided by) financing activities               - 4 231           10 827                   8 205
------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                           - 144            2 772                   4 186
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                    5 851            1 665                   1 665
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                          5 707            4 437                   5 851
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

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                                                                           7 (8)

  -------------------------------------------------------------------------------------------------------------------------------
  CONSOLIDATED BALANCE SHEET                                      31.3.2002            31.3.2001                       31.12.2001
  -------------------------------------------------------------------------------------------------------------------------------
                                                                  1 000 EUR            1 000 EUR     Change %           1 000 EUR
  -------------------------------------------------------------------------------------------------------------------------------
  ASSETS
  -------------------------------------------------------------------------------------------------------------------------------
  NON-CURRENT ASSETS
  -------------------------------------------------------------------------------------------------------------------------------
  Intangible assets                                                   2 598                3 428        -24.2               2 550
  -------------------------------------------------------------------------------------------------------------------------------
  Tangible assets                                                    94 925               56 880         66.9              93 685
  -------------------------------------------------------------------------------------------------------------------------------
  Investments                                                           668                2 357       - 71.7                 650

  -------------------------------------------------------------------------------------------------------------------------------
  CURRENT ASSETS
  -------------------------------------------------------------------------------------------------------------------------------
  Inventories                                                        20 228               15 212         33.0              23 010
  -------------------------------------------------------------------------------------------------------------------------------
  Deferred tax receivable                                               838                  931       - 10.0               1 127
  -------------------------------------------------------------------------------------------------------------------------------
  Short-term receivables                                             44 278               26 819         65.1              47 124
  -------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                           5 707                4 437         28.6               5 851

  -------------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                      169 242              110 064         53.8             173 997
  -------------------------------------------------------------------------------------------------------------------------------

  SHAREHOLDERS' EQUITY AND LIABILITIES
  -------------------------------------------------------------------------------------------------------------------------------
  SHAREHOLDERS' EQUITY
  -------------------------------------------------------------------------------------------------------------------------------
  Share capital                                                      16 307               11 600         40.6              16 170
  -------------------------------------------------------------------------------------------------------------------------------
  Share premium account                                              39 668               18 124        118.9              38 655
  -------------------------------------------------------------------------------------------------------------------------------
  Translation difference                                              1 601                 -119                              876
  -------------------------------------------------------------------------------------------------------------------------------
  Retained  earnings                                                 29 285               23 394         25.2              26 246

  -------------------------------------------------------------------------------------------------------------------------------
  MINORITY INTEREST                                                       -                1 693                            1 009

  -------------------------------------------------------------------------------------------------------------------------------
  NEGATIVE GOODWILL                                                       -                    -                            1 686

  -------------------------------------------------------------------------------------------------------------------------------
  LIABILITIES
  -------------------------------------------------------------------------------------------------------------------------------
  Deferred tax liability                                              3 189                3 129          1.9               3 272
  -------------------------------------------------------------------------------------------------------------------------------
  Long-term liabilities
  -------------------------------------------------------------------------------------------------------------------------------
  Interest bearing liabilities                                       27 904               26 654          4.7              29 392
  -------------------------------------------------------------------------------------------------------------------------------
  Current liabilities
  -------------------------------------------------------------------------------------------------------------------------------
  Interest bearing liabilities                                       15 078                7 164        110.5              17 568
  -------------------------------------------------------------------------------------------------------------------------------
  Other non-interest bearing liabilities                             22 840               13 708         66.6              29 921
  -------------------------------------------------------------------------------------------------------------------------------
  Accruals and deferred income                                       13 370                4 717        183.4               9 202

  -------------------------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                        169 242              110 064         53.8             173 997
  -------------------------------------------------------------------------------------------------------------------------------

                                                                          8 (8)


----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS                                                     31.3.2002         31.3.2001      Change %          31.12.2001

----------------------------------------------------------------------------------------------------------------------------------
Return on equity (ROE), %                                                 14.2               4.0                               7.7
---------------------------------------------------------------------------------------------------------------------------------
Return on investment (ROI), %                                             13.0               6.5                               9.5
----------------------------------------------------------------------------------------------------------------------------------
Equity ratio, %                                                           51.7              51.4                              48.0
----------------------------------------------------------------------------------------------------------------------------------
Net Gearing, %                                                            42.9              53.7                              49.6
----------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                                             1.39              1.82                              1.36

----------------------------------------------------------------------------------------------------------------------------------
Gross investments, 1 000 EUR                                             5 713             5 817          -1.8              44 936
----------------------------------------------------------------------------------------------------------------------------------
% of net sales                                                             8.6              21.6                              27.1
----------------------------------------------------------------------------------------------------------------------------------
Average number of personnel                                              1 830               955          91.6               1 229

----------------------------------------------------------------------------------------------------------------------------------
PER SHARE RATIOS
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share (EPS), diluted, EUR                                   0.046             0.013         253.8               0.113
----------------------------------------------------------------------------------------------------------------------------------
Shareholders equity per share, EUR                                       1.332             1.142          16.6               1.267

----------------------------------------------------------------------------------------------------------------------------------
SECURITIES AND GUARANTEES, 1 000 EUR
----------------------------------------------------------------------------------------------------------------------------------
Securities for own liabilities                                          67 227            25 372         165.0              63 511
----------------------------------------------------------------------------------------------------------------------------------
Other own liabilities                                                    3 680                29                             3 579
----------------------------------------------------------------------------------------------------------------------------------
Nominal value of derivative contracts                                   13 596                 -                            20 186
----------------------------------------------------------------------------------------------------------------------------------
Fair value of derivative contracts                                       - 214                 -                              - 93
----------------------------------------------------------------------------------------------------------------------------------